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September 19, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer Thompson

Re:                             Camping World Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 13, 2016
File No. 333-211977

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are responding to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated September 15, 2016 with respect to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”).  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraph below sets forth the Staff’s comment in italics, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Principal Stockholders, page 204

1.                                      It is not clear whether the table in this section takes into account the shares of Class A Common Stock that are issuable upon exercise of the Continuing Equity Owners’ redemption rights. Please refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act. Please advise or revise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to make clear that in such table, beneficial ownership of the Continuing Equity Owners’ common units has been reflected as beneficial ownership of shares of Class A common stock for which such common units may be exchanged.  This updated disclosure is supplementally provided herewith to facilitate the Staff’s review process.

We hope the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP